Exhibit 99.1

Nisun International Reports Unaudited

Operational Results for the Nine Months Ended September 30, 2021

SHANGHAI, China, November 10, 2021 /PRNewswire/ -- Nisun International Enterprise Development Group Co., Ltd (“Nisun International” or the “Company”) (Nasdaq: NISN), a provider of innovative comprehensive solutions through the integration of technology, industry, and finance, today announced its unaudited operational results for the nine months ended September 30, 2021.

Mr. Xiaoyun Huang, Chairman and Chief Executive Officer of Nisun International, commented, “We are pleased to announce a robust earnings quarter, with net income of approximately $20 million for the nine months ended September 30, 2021. As we continue to strengthen our core business, we will expand our overall capabilities to better serve our existing customers. At the same time, we will continue to actively expand our customer base and create long-term value for our shareholders.”

Operational Results for the Nine Months Ended September 30, 2021

The following table presents an overview of the Company’s unaudited results of operations for the nine months ended September 30, 2021:

For the Nine Months Ended September 30, 2021
(Unaudited)
Revenue	$106,784,001
Cost of revenue	73,703,349
Gross profit	33,080,652
Operating expenses	9,382,713
Income from operations	23,697,939
Other income, net	1,826,465
Income before income taxes	25,524,404
Income taxes	5,570,324
Net income	$19,954,080

Net income per common share	$0.97
Weighted average number of shares outstanding	20,555,768

Revenues

Total revenue was approximately $106.8 million for the nine months ended September 30, 2021.

●	Revenue generated from Small and Medium Enterprise (SME) financing solutions services was approximately $58.4 million, as the Company provided comprehensive financing solutions to SMEs in China seeking alternative financing solutions to bank financing.
●	Total supply chain transaction volume was approximately $329.7 million for the nine months ended September 30, 2021.
●	Revenue generated from sales of merchandise was approximately $44.2 million, attributable to the launch of the Company’s supply chain trading business after generating high-quality customers and resources through its supply chain solution business.

	For the Nine Months Ended September 30, 2021
	(Unaudited)%
Revenue generated from service
Small and Medium Enterprise financing solutions	$58,438,245	55%
Supply chain financing solutions	4,184,441	4%
Other financing solutions	582	0%
Total revenue generated from service	62,623,268	59%
Revenue generated from sales
Merchandise sales	44,160,733	41%
Total revenue	$106,784,001	100%

Cost of Revenue

The cost of revenue was approximately $73.7 million for the nine months ended September 30, 2021, which primarily comprised of approximately $43.9 million in cost of sales of merchandise sold, approximately $19.1 million in direct operational costs from SME financing solutions, and approximately $10.0 million in direct costs associated with staff who designed and managed SME financing solutions, supply chain solutions, and other financing solutions businesses.

Operating Expenses

	For the Nine Months Ended September 30, 2021
	(Unaudited)%
Selling expenses	$2,294,598	24%
General and administrative expenses	6,195,402	66%
Research and development expenses	892,713	10%
Total cost of revenue	$9,382,713	100%

Selling, general and administrative expenses are comprised of indirect advertising and marketing costs, office rent and expenses, costs associated with staff and support personnel who manage the Company’s business activities, and professional fees paid to third parties.

Net income and net income per share

For the nine months ended September 30, 2021, the Company had net income of approximately $20.0 million and net income per share of $0.97.

The Company did not compile quarterly information for the nine months ended September 30, 2020. As such, comparative data is not available at this time.

About Nisun International Enterprise Development Group Co., Ltd

Nisun International Enterprise Development Group Co., Ltd (NASDAQ: NISN) is a technology-driven, integrated supply chain solutions provider focused on transforming the corporate finance industry. Leveraging its industry experience, Nisun is dedicated to providing professional supply chain solutions to Chinese and foreign enterprises and financial institutions. Through its subsidiaries, Nisun provides users with professional solutions for technology supply chain management, technology asset routing, and digital transformation of tech and finance institutions, enabling the industry to strengthen and grow. At the same time, Nisun continues to deepen the field of industry segmentation through industrial and financial integration, by cultivating/creating an ecosystem of openness and empowerment. Nisun has built a linked platform that incorporates supply chain, banking, securities, trust, insurance, funds, state-owned enterprises, among other businesses. Focusing on industry-finance linkages, Nisun aims to serve the upstream and downstream of the industrial supply chain while also assisting with supply-side sub-sector reform. For more information, please visit http://ir.nisun-international.com.

Cautionary Note Regarding Forward-Looking Statements

This press release contains information about Nisun’s view of its future expectations, plans and prospects that constitute forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. Actual results may differ materially from historical results or those indicated by these forward-looking statements as a result of a variety of factors including, but not limited to, risks and uncertainties associated with its ability to raise additional funding, its ability to maintain and grow its business, variability of operating results, its ability to maintain and enhance its brand, its development and introduction of new products and services, the successful integration of acquired companies, technologies and assets into its portfolio of products and services, marketing and other business development initiatives, competition in the industry, general government regulation, economic conditions, dependence on key personnel, the ability to attract, hire and retain personnel who possess the technical skills and experience necessary to meet the requirements of its clients, and its ability to protect its intellectual property. Nisun encourages you to review other factors that may affect its future results in Nisun’s registration statements and in its other filings with the Securities and Exchange Commission. Nisun assumes no obligation to update or revise its forward-looking statements as a result of new information, future events or otherwise, except as expressly required by applicable law.

Contacts:

Nisun International Enterprise Development Group Co., Ltd

Investor Relations

Tel: +86 (21) 2357-0055

Email: ir@cnisun.com

ICR, LLC

Tel: +1 203 682 8233

Email: nisun@icrinc.com

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